UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-42193

Heramba Electric plc

(Translation of registrant’s name into English)

Kiepe Platz 1

D-40599 Düsseldorf

Germany

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

EXPLANATORY NOTE

On October 3, 2024, Heramba Electric plc (the “Company”) entered into a subscription agreement (the “Subscription Agreement”) with a private investor (the “Subscriber”), pursuant to which the Company agreed to sell, and the Subscriber agreed to purchase and acquire, an aggregate of 596,970 ordinary shares in the capital of the Company (the “Ordinary Shares”), with a nominal value of €0.0001 per share (the “Tranche 1 Shares”), for an aggregate purchase price of $985,000.50, or $1.65 per share, subject to the satisfaction of customary closing conditions. The purchase price represented an approximate 5% discount to the 10-day volume-weighted average price as of October 2, 2024.

The closing of 506,060 Tranche 1 Shares (the “First Tranche 1 Closing”) occurred on October 4, 2024 (the “First Tranche 1 Closing Date”), and the closing of the remaining 90,910 Tranche 1 Shares (the “Second Tranche 1 Closing”) is expected to occur on or prior to November 3, 2024 (such applicable date, the “Second Tranche 1 Closing Date”).

The Company has also granted the Subscriber an option to purchase, within 90 days after the Second Tranche 1 Closing Date, up to $1,000,000 of Ordinary Shares (the “Tranche 2 Shares” and, together with the Tranche 1 Shares, the “Shares”) in increments of $250,000 or less, at the discretion of the Company, at a per-share price of $2.00 or, subject to the consent of the Company, at a per-share price equal to 80% of the 10-day volume-weighted average price of the Ordinary Shares as of the trading day prior to delivery by the Subscriber of a relevant Tranche 2 Shares purchase notice (as applicable, the “Tranche 2 Purchase Price”) (any such closings of Tranche 2 Shares, together with the First Tranche 1 Closing and the Second Tranche 1 Closing, the “Closings”, and each, a “Closing”).

The Company has agreed that the Shares will promptly be registered pursuant to the first resale registration statement filed by the Company following each Closing (the “Resale Registration Statement”). In the event that the Resale Registration Statement has not been declared effective by the U.S. Securities and Exchange Commission (the “SEC”) within 120 calendar days after the First Tranche 1 Closing Date (or, if the Subscriber fails to provide the Company with any information reasonably requested by the Company that is required to be provided in such Resale Registration Statement with respect to the Subscriber, within a further 60 calendar days following the date of receipt by the Company of such required information) (a “Registration Default”, and the date on which such Registration Default occurs, a “Default Date”), then on the Default Date and on each monthly anniversary of each such Default Date until the Registration Default is cured, the Company shall pay to the Subscriber an amount in cash or alternatively, in the sole discretion of the Subscriber, in a corresponding number of Ordinary Shares settled at the Tranche 2 Purchase Price, as partial liquidated damages, equal to 2.0% of the aggregate purchase price paid by the Subscriber pursuant to the Subscription Agreement as of the Default Date. If the Company fails to pay said cash or share payment to the Subscriber in full by the applicable date, the Company will pay interest thereon at a rate of 18.0% per annum, subject to certain limitations.

The offering and any issuances of the Shares have been made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”).

The foregoing description of the Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Subscription Agreement, a copy of which is furnished as Exhibit 99.1 to this Report on Form 6-K (this “Report”) and incorporated herein by reference.

The information in this Report, and any exhibits hereto, is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

Forward-Looking Statements

This Report includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Certain of these forward-looking statements can be identified by the use of words such as “believes,” “expects,” “intends,” “plans,” “estimates,” “assumes,” “may,” “should,” “will,” “seeks,” or other similar expressions. Such statements may include, but are not limited to, statements regarding the consummation of certain of the Closings or the registration of the Shares pursuant to the Resale Registration Statement. These statements are based on current expectations on the date of this Report and involve a number of risks and uncertainties that may cause actual results to differ significantly, including those risks set forth in the definitive proxy statement/prospectus filed on March 19, 2024 by the Company with the SEC and in other documents filed, or to be filed, by the Company with the SEC. Copies of such filings are available on the SEC’s website at www.sec.gov. The Company does not assume any obligation to update or revise any such forward-looking statements, whether as the result of new developments or otherwise. Readers are cautioned not to put undue reliance on forward-looking statements.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Form of Subscription Agreement, dated October 3, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HERAMBA ELECTRIC PLC

Date: October 4, 2024	By:	/s/ Michele Molinari
		Name:	Michele Molinari
		Title:	Chief Executive Officer

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